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                                                                 Exhibit 33







                        [WLR FOODS, INC. LETTERHEAD]


(Date)

Dear [Name of Shareholder]:

      By now you should have received your WLR Foods proxy materials and white proxy for the Company's special meeting of shareholders scheduled to be held on Saturday, May 21, 1994. As you probably know, at the meeting shareholders will vote on a proposal whether or not to grant Tyson Foods voting rights for any shares of stock of WLR Foods it has acquired, or may acquire, in connection with its ongoing hostile effort to take over control of your Company.

      The Board of Directors unanimously recommends that you vote AGAINST the Tyson proposal and ask that you return only your WHITE proxy card to WLR Foods.

      I would sincerely appreciate the opportunity to personally discuss with you the special meeting. Accordingly, I would appreciate it if you
would take a moment to please call me collect at (   )   -     any weekday
from 9:00 a.m. to 4:00 p.m.

      On behalf of your Board of Directors, thank you for your continued support of WLR Foods. We appreciate your cooperation and I look forward to hearing from you.


                                          Sincerely yours,



                                          _______________________
                                          [WLR Foods Director]